Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated May 13, 2013

Registration No. 333-168705

FINAL TERM SHEET

Dated:  May 13, 2013

Issuers:	DIRECTV Holdings LLC (the “Company”) and DIRECTV Financing Co., Inc. (together with the Company, the “Issuers”)

Guarantors:	DIRECTV DIRECTV, LLC DIRECTV CUSTOMER SERVICES, INC. DIRECTV MERCHANDISING, INC. DIRECTV ENTERPRISES, LLC LABC PRODUCTIONS, LLC DIRECTV HOME SERVICES, LLC

Security:	2.750% Senior Notes due 2023

Principal Amount:	€500,000,000

Maturity:	May 19, 2023

Coupon (Interest Rate):

2.750% per annum, computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the date from which interest begins to accrue for the period (or from May 20, 2013 if no interest has been paid on the Securities), to but excluding the next scheduled interest payment date. If the scheduled interest payment date is not a business day, then interest will be paid on the first business day following the scheduled interest payment date. Interest periods are unadjusted. The day count convention is ACTUAL/ACTUAL (ICMA), as defined in the rulebook of the International Capital Markets Association.

Benchmark Mid-Swap Maturity:	10-year

Benchmark Mid-Swap Yield:	1.615%

Spread to Mid-Swap:	120 basis points

Benchmark Government Security:	DBR 1.50% due February 15, 2023

Benchmark Government Security Yield	1.363%

Spread to Benchmark Government Security:	145.2 basis points

Yield to Maturity (annual):	2.815%

Interest Payment Date:	May 19 of each year, beginning on May 19, 2014.

Make-Whole Call:

Greater of (i) 100% of the aggregate principal amount of the notes to be redeemed, and (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) using a discount rate equal to the Comparable Government Bond Rate plus 25 basis points, plus, in each of clauses (i) and (ii), accrued and unpaid interest, if any, to such redemption date.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the notes, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Company.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a German Bundesanleihe security whose maturity is closest to the maturity of the notes, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German Bundesanleihe security as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German Bundesanleihe securities selected by such independent investment bank, determine to be appropriate for determining the Comparable Government Bond Rate.

Price to Public:	99.441%

Settlement Date:

May 20, 2013 (T+5)

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the coverage page of the prospectus supplement, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the succeeding business day should consult their own advisors.

Trade Date:	May 13, 2013

Currency of Payment:

All payments of interest and principal, including any payments made upon any redemption of the Securities, will be made in euro. If euro is unavailable to the Issuers due to the imposition of exchange controls or other circumstances beyond the Issuers’ control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until euro is again available to the Issuer or so used.

Additional Amounts:

The Company will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the Issuers or the paying agent of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United Stated or a taxing authority in the United States will not be less than the amount provided in the Securities to be then due and payable.

Redemption for Tax Reasons:

The Company may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Listing:	The Issuers intend to apply to list the Notes on the NYSE.

Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch Merrill Lynch International The Royal Bank of Scotland plc

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.
Banco Santander, S.A.
Citigroup Global Markets Limited
Credit Agricole Corporate and Investment Bank
Credit Suisse Securities (Europe) Limited
Lloyds TSB Bank plc
Mitsubishi UFJ Securities International plc
Mizuho International plc
SMBC Nikko Capital Markets Limited
UBS Limited
U.S. Bancorp Investments, Inc.
Wells Fargo Securities International Limited

ISIN Number/ Common Code:	XS0933547456 / 093354745

The Issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the Commission for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the Commission web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free, Deutsche Bank AG, London Branch at 1-800-503-4611 or Barclays Bank PLC at 1-888-603-5847 or Merrill Lynch International at 1-800-294-1322.